

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

July 9, 2009

Ms. Ann M. Sardini
Chief Financial Officer
Weight Watchers International, Inc.
11 Madison Avenue, 17th Floor
New York, NY 10010

> **Re:** **Weight Watchers International, Inc.**
> **Form 10-K for the Fiscal Year Ended January 3, 2009**
> **Filed March 4, 2009**
> **File No. 1-16769**

Dear Ms. Sardini:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended January 3, 2009

Goodwill and Other Indefinite-lived Intangibles, page 35

1.   We note that you account for the franchise rights reacquired as an indefinite-lived intangible asset. Please tell us in detail how you considered each factor in paragraph 11 of SFAS 142 in concluding that these rights have indefinite useful lives. We note that most of your franchise agreements are perpetual and can be terminated only upon a material breach or bankruptcy of the franchisee. Please

tell us the percentage of the reacquired franchise rights that are perpetual and the percentage that are not perpetual. If franchise agreements that were not perpetual were reacquired, tell us why you believe that they have indefinite useful lives.

2. We note that franchise rights reacquired accounted for 67% of total assets as of January 3, 2009. We note that revenues, operating income and segment income have declined in recent quarters due to the negative impact of the current economic environment. We note that you performed your annual impairment test as of the end of fiscal 2008 and concluded that the franchise rights reacquired were not impaired. Tell us whether you performed subsequent interim impairment tests. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. You should discuss in your critical accounting estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance of your franchise rights required balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management's insights and assumptions with regard to the recoverability of the franchise rights reacquired]. Specifically, we believe you should provide the following information:

- Disclose the carrying value of the intangible asset for each unit of accounting.

- Describe the nature of the valuation techniques you employed in performing the impairment tests. If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the franchise rights reacquired intangible asset. If you used a hypothetical build-up or start-up method, describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

- Quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test. In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

- Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions. For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

- Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your licenses at the time of your impairment testing.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Comparison of Fiscal 2008 (53 weeks) to Fiscal 2007 (52 weeks), page 36

3.   Address the additional week in your discussion of the results of operations for fiscal 2008 as compared to fiscal 2007.

Liquidity and Capital Resources, page 43

4.   Please expand to discuss your plan for paying principal of long-term debt when due in the next few years in light of your current credit ratings and the current economic situation.

Notes to Consolidated Financial Statements

Note 14. Commitments and Contingencies, page F-22

5.   Please tell us any exposure that you may have for U.S. and state employment taxes. We note your disclosure on page 11 that you have 52,000 employees and service providers. Please tell us how many in this total are treated as employees and the number of those that are treated as service providers. Please tell us your rationale for not treating service providers as employees.

U.K. Self Employment Matter, page F-23

6.   Please quantify your exposure.

Note 15. Segment and Geographical Data, page F-24

7.   We note that you have only two reportable segments. Please tell us your
consideration of the guidance in paragraphs 10-15 and 17 of SFAS 131. Include
in your response the factors you considered in concluding that your operating
segments had similar economic characteristics including similar long-term
average gross margins. Furnish us with the reports provided to your chief
operating decision maker (CODM) and if applicable, segment managers.

8.   Please disclose the amount of goodwill for each segment.

*   *   *   *

        Please respond to these comments through correspondence over EDGAR within 10
business days or tell us when you will provide us with a response. Please furnish a letter that
keys your responses to our comments and provides any requested information. Detail letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or
Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions

Ms. Ann M. Sardini
Weight Watchers International, Inc.
July 9, 2009
Page 5

regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                 Sincerely,

                 Larry Spirgel
                 Assistant Director